Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and
investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

March 29, 2019

Fresenius Medical Care resolves FCPA investigation

Fresenius Medical Care, the world’s largest provider of dialysis products and services, announced today that it has entered into a Non-Prosecution Agreement with the U.S. Department of Justice (DOJ) and a separate agreement with the Securities and Exchange Commission to resolve matters governed by the U.S. Foreign Corrupt Practices Act (FCPA).

In 2012, Fresenius Medical Care had voluntarily notified the U.S. government about internal investigations into conduct in countries outside the U.S. that might violate the FCPA.

Fresenius Medical Care will pay a combined total in disgorgement and penalties of approximately $231.7 million to the two US agencies in connection with these resolutions, which was reserved and announced by the company last year. Given these accruals already made, the resolutions will have no effect on the company’s 2019 and 2020 outlook. The company has also agreed to engage an independent compliance monitor for a period of two years, after which it will self-report for one year.

Rice Powell, CEO of Fresenius Medical Care, said: “We are pleased to have concluded these investigations and to have resolved the issues that we identified and voluntarily disclosed to the U.S. authorities. Since the investigation began we have taken extensive steps to further a culture of ethical business behavior throughout the entire company and to strengthen our compliance programs and internal controls. And we will continue to do so in close cooperation with the authorities. Enhancing these programs is an ongoing effort that will also help us to improve our service to our patients, which is our primary mission.”

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,928 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 333,331 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.